UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Incyte Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45337C102

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

June 6, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 32,115,883(1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,115,883 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,115,883 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 140,000 shares of common stock of Incyte Corporation (the “Issuer”) (“Common Stock”) underlying 140,000 options.

(2) Based on 214,438,549 shares of the Common Stock outstanding as of April 23, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on April 30, 2019 and 140,000 shares of Common Stock underlying 140,000 options.

CUSIP No. 45337C102	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 32,115,883 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,115,883 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,115,883 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 140,000 shares of Common Stock underlying 140,000 options.

(2) Based on 214,438,549 shares of the Common Stock outstanding as of April 23, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on April 30, 2019 and 140,000 shares of Common Stock underlying 140,000 options.

CUSIP No. 45337C102	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,549,168 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,549,168 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,459,168 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 140,000 shares of Common Stock underlying 140,000 options.

(2) Based on 214,438,549 shares of the Common Stock outstanding as of April 23, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on April 30, 2019 and 140,000 shares of Common Stock underlying 140,000 options.

CUSIP No. 45337C102		Page 5 of 13 Pages

1.		NAMES OF REPORTING PERSONS Felix J. Baker
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,551,585 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,551,585 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,551,585 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% (1)(2)
14.		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 140,000 shares of Common Stock underlying 140,000 options.

(2) Based on 214,438,549 shares of the Common Stock outstanding as of April 23, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on April 30, 2019 and 140,000 shares of Common Stock underlying 140,000 options.

CUSIP No. 45337C102	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS FBB2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,110
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,110
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,110
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 214,438,549 shares of the Common Stock outstanding as of April 23, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on April 30, 2019.

CUSIP No. 45337C102	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS FBB3, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 105,992
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 105,992
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 105,992
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 214,438,549 shares of the Common Stock outstanding as of April 23, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on April 30, 2019.

CUSIP No. 45337C102	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS FBB Associates
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 33,410
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 33,410
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN, OO

(1) Based on 214,438,549 shares of the Common Stock outstanding as of April 23, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on April 30, 2019.

Amendment No. 23 to Schedule 13D

This Amendment No. 23 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB Associates (“FBB”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

ITEM 2.	Identity and Background.

(a)	The Reporting Persons are:
1.	The Adviser
2.	The Adviser GP
3.	Julian C. Baker
4.	Felix J. Baker
5.	FBB Associates
6.	FBB2, LLC
7.	FBB3 LLC (“FBB3”)

(b)	The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP. The principal business of FBB3 is to engage in investment activities.  Julian C. Baker and Felix J. Baker are the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3. The principal business of FBB2 is to engage in investment activities.  Julian C. Baker and Felix J. Baker are the sole managers of FBB2 and by policy they do not transact in or vote the securities of the Issuer held by FBB2.

 (d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. FBB3 is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America. FBB3 is a limited liability company organized under the laws of the state of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 23 is being filed to report the distribution of shares of the common stock of Incyte Corporation (the “Issuer”) reported below that resulted in a more than 1 percent change in beneficial ownership.

On June 6, 2019, 14159 and 667 made pro rata distributions to its partners for no consideration in the amount of 692,706 shares of common stock of the Issuer (“Common Stock”) and 1,603,238 shares of Common Stock, respectively.

Julian. C Baker and Felix J. Baker each received 220,141 shares of Common Stock. Certain of the non-reporting person investors receiving a total of 105,992 shares of Common Stock in the distribution contributed their interests to FBB3 in exchange for membership interests of FBB3.

On April 26, 2019, Julian C. Baker was granted 12,472 Stock Options (as defined below) at an exercise price of $75.03 which vest on the first anniversary of the grant date or, if earlier, the date of the next regular annual meeting of the Issuer stockholders or upon a change in control of the Issuer (as defined in the Issuer's Amended and Restated 2010 Stock Incentive Plan) and expire on April 26, 2029. Additionally, on April 26, 2019, Julian C. Baker was granted 1,520 restricted stock units (“RSUs”) solely payable in Common Shares. The RSU’s vest on the first anniversary of the grant date or, if earlier, the date of the next regular annual meeting of the Issuer stockholders or upon a change in control of the Issuer. In connection with his service on the Issuer’s Board, Julian C. Baker holds options to purchase Common Stock of the Issuer (“Stock Options”), Common Stock and Common Stock received from the exercise of Stock Options as disclosed in previous amendments to this Schedule 13D.

Julian C. Baker serves on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit principals or full-time employees or principals of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Julian C. Baker has no pecuniary interest in the Stock Options, Common Stock or Common Stock received from the exercise of Stock Options received as directors’ compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as directors’ compensation.

The Adviser has voting and investment power over the Stock Options, RSUs, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Julian C. Baker received as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, RSUs, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Julian C. Baker received as directors compensation.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities of the Issuer or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular persons. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined above), or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 23 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of Common Stock such holdings represent. The information set forth below is based on 214,438,549 shares of the Common Stock outstanding as of April 23, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on April 30, 2019. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Shares of Common Stock	Percent of Class Outstanding
667, L.P.	2,686,870	1.3%
Baker Brothers Life Sciences, L.P.	29,150,637	13.6%
Total	31,837,507	14.9%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Each of the Adviser, the Adviser GP, Felix J. Baker and Julian C. Baker disclaims beneficial ownership of the securities held by each of the Funds, and this Amendment No. 23 shall not be deemed an admission that any of the Adviser, the Adviser GP, Felix J. Baker or Julian C. Baker is the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and by policy they do not transact in or vote the securities of the Issuer held by FBB2.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of securities owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

(c) Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2019

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

FBB2, LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager